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FOR IMMEDIATE RELEASE              Contact  -  Guy T. Marcus
July 26, 1994                                  V.P.-Inv. Rel.
                                               (214) 978-2691

          HALLIBURTON COMPRESSION UNIT TO BE SOLD

     DALLAS, Texas -- Halliburton Company today announced that
Dillon, Read & Co. Inc. has been engaged to assist Halliburton in the sale of the company's natural gas compression business.

     Halliburton's compression business, part of the Halliburton Energy Services business segment, provides rental equipment and associated services for the compression of natural gas. It is one of the largest independent providers of such services in North America and in 1993 the business had revenues of about $44 million.
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     Thomas H. Cruikshank, chairman of the board and chief
executive officer of Halliburton Company, said, "As part of our ongoing strategic planning program, it has been determined that the natural gas compression business is peripheral to Halliburton Energy Services' core business activities and future strategic direction. The planned sale is consistent with our recently announced plans to dispose of another business unit, Halliburton Industrial Services, with the objective of gaining greater focus on the company's core business activities. We anticipate completion of the sale of the compression business by year-end 1994 and we expect to realize a significant gain on the sale."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.
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